Mail Stop 3561

November 27, 2006

Michael J. McClane, Chief Financial Officer
U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, CA 90746

> **Re:** **U.S. Auto Parts Network, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 2, 2006**
> **File No. 333-138379**

Dear Mr. McClane:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

3. Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Front Cover of Prospectus

4. We note that you have listed four underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

Table of Contents

5. Please move the second through fourth paragraphs below the table of contents to another part of the prospectus. The forepart of the prospectus should be limited to the cover page, table of contents, summary, and the risk factor section.

6. In the second paragraph below the table of contents, the second sentence, you state "that the accuracy and completeness of the information are not guaranteed" and in the last sentence of the paragraph, you state that you "have not independently verified the information." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete these statements.

Prospectus Summary, page 1

7. We note your statement that the prospectus summary is not complete and might not contain all the information that an investor should consider. However, the prospectus summary should highlight all material information for an investor. Please revise your disclosure language accordingly.

8. As currently drafted, the summary section is too long. Also, much of the summary as currently drafted simply repeats disclosure in your business discussion. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and

identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider deleting the subsections entitled "Our Solution" on page 2 and "Our Growth Strategy" on page 3. This disclosure is too detailed for the summary and is more appropriate for your business discussion. To further balance your summary, you should provide disclosure of net sales and other financial metrics for the prior year and prior period.

9. We note your references to studies published by the Automotive Aftermarket Industry Association and Forrester Research. Please provide copies of these studies to us, appropriately marked and dated. Confirm for us in your response letter that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, please file consents from any third party.

Summary Consolidated Financial Data, page 7

10. With a view towards transparency of the unaudited pro forma adjustments please cross reference footnote one of the pro forma combined statement of operations. We refer you to page 36. See Item 301(b)(2) of Regulation S-K.

Risk Factors, page 9

11. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- If our fulfillment operations are interrupted for any significant period…, page 14
- Future acquisitions could disrupt our business…, 16

Please note these are examples only. Review your entire risk factor section and revise as necessary.

We are dependent upon relationships with suppliers in Taiwan…, page 10

12. We note the use of language that mitigates the risk discussed in this risk factor. Please remove the mitigating language from all of your factor factors.

Challenges by OEMs to the validity of aftermarket auto parts…, page 15

13. Please quantify the percentage of parts that may be affected by the Ford Global Technologies, LLC litigation.

Future acquisitions could disrupt our business…, page 16

14. Please revise to discuss any past difficulties that you have had integrating prior acquisitions.

The United States government may substantially increase border controls…, page 21

15. Please quantify the percentage of your product sales attributable to Kool-Vue mirrors.

Our charter documents could deter a takeover effort…, page 25

16. Please describe briefly the provisions in your charter that could deter a takeover effort.

Capitalization, page 29

17. Capitalization generally includes long-term debt, stock and retained earnings. Please revise to delete cash and cash equivalents from your tabular presentation or revise to explain the basis for presentation. We refer you to page 36.

Unaudited Pro Forma Combined Statement of Operations, page 36

18. Please disclose the impact excluding TBP Real Estate LLC from Partsbin has on both the financial position and results of operations. Alternatively, please disclose that TBP Real Estate LLC was insignificant to Partsbin.

Management's Discussion and Analysis of Financial Condition and Results…, page 39

19. You state that you are "a leading online provider of aftermarket auto parts, including body parts, performance parts and accessories." However, you have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If this statement, or any other statement throughout your document, is based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. If the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

20. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that you have experienced declining margins. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2006, page 45

21. Please disclose whether the statistics for e-commerce orders include orders coming from affiliated websites, telephony or any channels other than your websites, as applicable. If so, please include a statistical discussion of these other channels, to the extent they are materially significant, for the comparative periods presented. Alternatively disclose the other methods are presently insignificant or that there are no other methods presently being used to receive orders, as applicable.

22. Assuming that the discussion of the online marketplace, e-commerce and wholesale channels is materially important to an understanding of your business, please include a discussion that explains the nature of and the distinctions between these channels or lines of business. Also please include monetary results and the changes in percentage terms for all three channels in each comparative period. For example, on page 45 you disclose net sales for the online business increased 119.8% and disclose no monetary results or ratios for e-commerce and wholesale channels. Further, on page 48 you disclose the online marketplace generated $10.3 million in net sales; e-commerce generated $34.9 million and are silent with respect to the wholesale channel. Please expand your discussion of net sales to take into account all of the meaningful changes in your business for the comparative periods.

Marketing Expense, page 46

23. Please tell us if sales commissions are being paid to employees, customers, resellers or some other parties, as applicable. Tell us how commissions are earned. For example, tell us if commissions are paid on the basis of a single purchase, a cumulative level of purchases, by remaining a customer for a prescribed period, or otherwise. Tell us if it is paid strictly in cash or another form of consideration and whether you receive any other identifiable benefits from these purchasers that you also receive from them when a sale does not take place. In your response please tell us the amount of commissions included in marketing expense for the annual and interim periods presented.

Contractual Obligations, page 55

24. Please revise your filing to address any significant changes in obligations during the interim period and that you expect to occur, assuming completion of the offering, in a narrative following the table.   See Instructions to Paragraph (b) of Item 303 of Regulation S-K.

Change in Accountants, page 56

25. Please revise your disclosure to state whether the former independent accountants resigned, declined to stand for re-election or were dismissed. See Item 304(a)(1)(i) of Regulation S-K.

Internal Controls Over Financial Reporting, page 57

26. We note in your risk factors that your auditors have identified certain significant deficiencies in your internal control over financial reporting. Please disclose the deficiencies and your efforts to correct these deficiencies.

Our Proprietary Catalog, page 64

27. We note your discussion of your proprietary product database. If applicable, please expand your discussion to include any intellectual property protection for your database. In this regard, please discuss the importance and duration of all material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

Suppliers, page 65

28. Please revise your disclosure to discuss the material terms of any material contracts with your principal suppliers or manufacturers. If you do not have written contracts with your major suppliers please disclose that fact here. Also, if written, please file the material contracts as exhibits. Please refer to Item 601(b)(10) of Regulation S-K.

International Operations, page 66

29. We note that you have operations in the Philippines and India and that you rely on manufacturers in Taiwan and China. Please describe any material governmental regulations or restrictions that affect your business. Also describe the impact of foreign currency exchange fluctuations on your business.

Management, page 70

30. Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

Related Party Transactions, page 77

31. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Principal Stockholders, page 80

32. Please revise to provide the information in the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K.

33. Please disclose the person that has the voting or investment control over the shares held by Oak Investment Partners XI, L.P. Please see I.60 of the Division of Corporation Finance's Manual of Telephone Interpretations Manual (July 1997) and 4S of the Regulation S-K section of March 1999 supplement to the manual.

Description of Capital Stock, page 82

34. You state that any shares of common stock that are offered under the prospectus will be fully paid and non-assessable. This is a legal conclusion that only the registrant's counsel may make. Please revise to clarify, if true, that this is counsel's conclusion. You should also identify counsel and refer readers to the legality opinion.

Index to Consolidated Combined Financial Statements, page F-1

U.S. Auto Parts Network, Inc. and Subsidiaries

Consolidated Balance Sheets, page F-4

35. Please tell us why you determined the convertible preferred stock is classified as permanent equity. In your response please include your consideration that the preferred stock will convert into common stock at the initial public offering and the impact of demand registration rights of preferred shareholders. Please describe the available settlement alternatives, the party that controls the alternatives and penalties in the event you are not able to deliver registered common shares. Please include the applicable accounting literature to support your conclusion.

36. Please tell us what consideration you gave to classifying the non-current portion of notes payable as current liabilities. We note you disclose that debt holders require the notes to be paid with the proceeds from this initial public offering which may reasonably occur within one year of the balance sheet date. Please advise or revise your balance sheet, as applicable. See EITF D-61.

37. Please tell us how you have complied with the requirements of SAB Topic 1.B.3 as it relates to the $51.7 million distribution to stockholders.

Consolidated Statements of Income, page F-5

38. Please tell us why the common stock and common stock equivalents issued subsequent to December 31, 2005 are not considered nominal issuances and adjusted retroactively in earnings per share for all historical periods presented. See SAB Topic 4D. Please include the convertible preferred stock in your consideration.

Consolidated Statements of Cash Flows, page F-7

39. Please advise or revise your supplemental non-cash disclosure to present the value for the common shares issued in connection with the acquisition of Partsbin. See paragraph 32 of SFAS No. 95.

Notes to Consolidated Financial Statements, page F-8

Note 1. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-12

40. Please revise to clarify when revenue is recognized for product sales. Your first sentence of the first paragraph states revenue is recognized when delivery has occurred. The third paragraph states revenue is recorded when the products are shipped.

41. Please tell us if you report sales of drop ship transactions on a gross basis and how you satisfy the gross reporting criteria in EITF 99-19, if applicable. Specifically tell us when both title and risk of loss pass from the parts distributor or manufacturer to the customer for these sales. Your disclosure indicates you recognize revenue at the point of shipment or delivery to the carrier. We would assume that if both title and risk of loss pass at "the point of delivery to the carrier" you may be precluded from a gross presentation for these shipping transactions.

Segment Data, page F-17

42. Based on management's discussion and analysis, it appears you have multiple distribution methods; the online marketplace, e-commerce and wholesale channels. In consideration of these different distribution methods, please tell us how you determined you operate in one reportable segment. Tell us the operating segments that management identified and the basis for aggregating these segments into one reportable segment, as applicable. We would expect operating segments with different distribution methods to be separate reportable segments unless they did not meet the prescribed quantitative thresholds in paragraph 17 of SFAS No. 131. Also, please advise or revise your disclosure to include the geographic

information required and revenues by product category referred to in paragraphs 38 and 37 of SFAS No. 131, respectively.

Note 5. Series A Convertible Preferred Stock and Stockholders' Equity, page F-20

43. We note references to parts of transactions comprising the recapitalization throughout management's discussion and analysis of financial condition and results of operations and the financial statements such as the sale of the preferred stock disclosed in this note. Please expand the notes to the financial statements to provide a complete discussion of the recapitalization that includes disclosure summarizing all of the transactions involved and the impact on the financial statements.

44. Please provide us a schedule listing the issuance dates, units issued and the issuance or exercise prices for common stock, convertible preferred stock and stock options. Please also provide the estimated fair values for the underlying shares of common stock for options issued including any objective evidence and analysis that supports your determination of the fair value at each issuance or grant date. Please be prepared to justify any differences between option exercise prices and the initial public offering price range(s). Please note that we are deferring any final evaluation of stock compensation until we have reviewed your response and your current proposed offering range.

Note 11. Recent Acquisition, page F-31

45. Please advise or revise your amended registration statement to identify and include the consent of the third party that assisted management in allocating the purchase price. We note you disclose receiving assistance from a third party valuation expert. Please also identify and include the consent of the third party that assisted management in establishing the fair value of software disclosed on page F-18. See Rule 436 of Regulation C.

All OEM Parts, Inc. and Affiliates

Note 1. Summary of Significant Accounting Policies and Nature of Operations, page F-39

Revenue Recognition, page F-40

46. Please revise to clarify when you recognize revenue. You disclose that revenue is recognized when the product is shipped to the customer and when the product is received by the customer. Please tell us and revise your disclosures to include whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with customers. Please also tell us and disclose when title passes to the customer and explain to us your return policy. If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon delivery to and acceptance by the customer. Refer to SAB 104. We refer you to page 36.

Recent Sale of Unregistered Securities, II-2

    47. Please revise to provide more details in support of the exemptions from registration you relied upon in these transactions. See Item 701(d) of Regulation S-B.

Exhibit Index

    48. Please advise or revise your amended registration statement to include a letter from your former independent accountant related to the recent change of accountants. See Item 304 and 601(b)(16) of Regulation S-K. We refer you to page 36.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael J. McClane
U.S. Auto Parts Network, Inc.
November 27, 2006
Page 11

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Brian McAllister, Accountant, at (202) 551-3341 or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Ellen S. Bancroft, Esq.
        FAX (949) 932-3601